

Mail Stop 3030

January 21, 2009

<u>VIA U.S. MAIL AND FAX (212) 930-9725</u>

Sheng-Peir Yang
Chief Executive Officer, President and
  Chairman of the Board
Omphalos Corporation
Unit 2, 15Fl., 83, Nankan Rd. Sec, 1,
Luchu Taoyuan County, Taiwan

> **Re: Omphalos Corporation**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed April 11, 2008**
> **Forms 10-Q for the quarters ended March 31, and September 30, 2008**
> **Form 8-K/A filed April 9, 2008**
> **File No. 000-32341**

Dear Sheng-Peir Yang:

　　We have reviewed your response dated January 15, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed April 9, 2008

Financial Statements of Omphalos Corp. and Subsidiaries, page 1

Consolidated and Combined Statements of Income, page 4

1.   Please refer to prior comment 1 and your response thereto. We note that you plan to revise the statements of income to reclassify the amount previously labeled as a gain on lawsuit from revenues to "a purchase return." Please clarify where you will record the purchase return on your statements of operations and explain the basis for the classification. In this regard, discuss why the amount represents a gain or income since the amount related to the return of defective products. Discuss how the items were originally recorded in your balance sheet and statements of operations.

2.   Further, since you plan to revise your financial statements for the year ended December 31, 2007 to reclassify the amount, please provide us with your consideration of SFAS 154 and the required disclosures.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

                                                Sincerely,

                                                Kate Tillan
                                                Assistant Chief Accountant